FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Director Shareholding announcement made on 02 April 2004
	2.	Blocklisting Interim Review announcement made on 06 April 2004
	3.	Holding(s) in Company announcement made on 06 April 2004
	4.	Director Shareholding announcement made on 08 April 2004
	5.	Form 20-F announcement made on 26 April 2004
	6.	Dividend Declaration made on 28 April 2004
	7.	AGM Statement made on 29 April 2004
	8.	Document Viewing Facility made on 29 April 2004

Enclosure No. 1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Iain Samuel Robertson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Iain Samuel Robertson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under The Royal Bank of Scotland Group plc Sharesave Scheme, Year 2000 grant.

7. Number of shares / amount of stock acquired

393

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p each

12. Price per share

£9.85

13. Date of transaction

1 April 2004

14. Date company informed

2 April 2004

15. Total holding following this notification

125,532

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

303,729

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 0836

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

2 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 2

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Sharesave Scheme

3. Period of return:

From	1 October 2003	To	31 March 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

13,342,384

5. Number of shares issued / allotted under scheme during period:

4,115,486

6. Balance under scheme not yet issued / allotted at end of period

9,226,898

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,968,952,963

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Executive Share Option Scheme

3. Period of return:

From	1 October 2003	To	31 March 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,687,331

5. Number of shares issued / allotted under scheme during period:

509,357

6. Balance under scheme not yet issued / allotted at end of period

5,177,974

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 13 January 1999 5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,968,952,963

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Sharesave Scheme

3. Period of return:

From	1 October 2003	To	31 March 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

12,462,887

5. Number of shares issued / allotted under scheme during period:

5,140,029

6. Balance under scheme not yet issued / allotted at end of period

7,322,858

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

23,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,968,952,963

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Executive Share Option Scheme

3. Period of return:

From	1 October 2003	To	31 March 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,153,100

5. Number of shares issued / allotted under scheme during period:

310,477

6. Balance under scheme not yet issued / allotted at end of period

1,842,623

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,968,952,963

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

Option 2000 Scheme

3. Period of return:

From	1 October 2003	To	31 March 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

9,870,800

5. Number of shares issued / allotted under scheme during period:

3,711,900

6. Balance under scheme not yet issued / allotted at end of period

6,158,900

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

14,000,000 Ordinary Shares of 25p each - Block Listing granted 22 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,968,952,963

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

Employee Share Ownership Plan

3. Period of return:

From	1 October 2003	To	31 March 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

12,091,280

5. Number of shares issued / allotted under scheme during period:

2,374,632

6. Balance under scheme not yet issued / allotted at end of period

9,716,648

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

15,000,000 Ordinary Shares of 25p each - Block Listing granted 15 January 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,968,952,963

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 SAYE Scheme

3. Period of return:

From	1 October 2003	To	31 March 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

250,000

5. Number of shares issued / allotted under scheme during period:

111

6. Balance under scheme not yet issued / allotted at end of period

249,889

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,968,952,963

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2001 SAYE Scheme

3. Period of return:

From	1 October 2003	To	31 March 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

250,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

250,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,968,952,963

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 Share Option Scheme

3. Period of return:

From	1 October 2003	To	31 March 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

250,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

250,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,968,952,963

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2002 Approved Share Option Scheme

3. Period of return:

From	1 October 2003	To	31 March 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

250,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

250,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,968,952,963

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Peter Stanley Allen

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Peter Stanley Allen

5. Number of shares / amount of stock acquired

51,000

6. Percentage of issued class

12.75%

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

5.5% Cummulative Preference Shares

10. Date of transaction

-

11. Date company informed

5 April 2004

12. Total holding following this notification

86,999

13. Total percentage holding of issued class following this notification

21.75%

14. Any additional information

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 6981

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 6981

Date of notification

5 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Jennifer Clare Allen

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Jennifer Clare Allen

5. Number of shares / amount of stock acquired

12,650

6. Percentage of issued class

3.16%

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

5.5% Cummulative Preference Shares

10. Date of transaction

-

11. Date company informed

5 April 2004

12. Total holding following this notification

12,750

13. Total percentage holding of issued class following this notification

3.18%

14. Any additional information

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 6981

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 6981

Date of notification

5 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Catherine Louise Allen

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Catherine Louise Allen

5. Number of shares / amount of stock acquired

13,000

6. Percentage of issued class

3.25%

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

5.5% Cummulative Preference Shares

10. Date of transaction

-

11. Date company informed

5 April 2004

12. Total holding following this notification

13,200

13. Total percentage holding of issued class following this notification

3.3%

14. Any additional information

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 6981

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 6981

Date of notification

5 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 4

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Frederick Anderson Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Frederick Anderson Goodwin

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Frederick Anderson Goodwin

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

8

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

GBP16.94

13. Date of transaction

7 April 2004

14. Date company informed

8 April 2004

15. Total holding following this notification

64,748

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

 18. Period during which or date on which exercisable

 19. Total amount paid (if any) for grant of the option

 20. Description of shares or debentures involved: class, number

 21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

 22. Total number of shares or debentures over which options held following this notification

 23. Any additional information

 24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 0836

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

8 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Norman Cardie McLuskie

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Norman Cardie McLuskie

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Norman Cardie McLuskie

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

8

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

GBP16.94

13. Date of transaction

7 April 2004

14. Date company informed

8 April 2004

15. Total holding following this notification

154,710

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

 18. Period during which or date on which exercisable

 19. Total amount paid (if any) for grant of the option

 20. Description of shares or debentures involved: class, number

 21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

 22. Total number of shares or debentures over which options held following this notification

 23. Any additional information

 24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 0836

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

8 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 5

The Royal Bank of Scotland Group plc ("Royal Bank Group") - Form 20-F

To comply with the US Securities Exchange Act of 1934, Royal Bank Group has today filed with the Securities and Exchange Commission its Annual Report on Form 20-F for the year ended 31 December 2003.

26 April 2004

Enclosure No. 6

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 31 MARCH 2004

The Directors have declared a half-yearly dividend on the 11 per cent and the 5.5 per cent GBP1 cumulative preference shares. The dividend will be paid on 28 May 2004 at the rate of 5.5 per cent and 2.75 per cent, respectively and will be paid to those preference shareholders on the Register at the close of business on 7 May 2004.

28 April 2004

End

Enclosure No. 7

The Royal Bank of Scotland Group plc

AGM Statement

29 April 2004

The meeting will deal with the proposed Resolutions as outlined in the Notice of Meeting issued to Shareholders dated 15 March 2004, and will provide a summary of the business and financial performance of the Group in 2003.

The following is an extract from the speech to be made by Sir George Mathewson, Chairman, at the Meeting.

"In 2003, we increased our profit before tax, goodwill amortisation and integration costs by 11 per cent to GBP7,151 million. And we increased our profit before tax by 29 per cent, to GBP6,159 million."

"In 2003, we increased our income by 14 per cent, or GBP2,414 million. This large increase reflected good performance across our businesses. Over the four years since 1999, we have increased our income by GBP8,164 million, or 74 per cent. While some of our income growth came from the NatWest transaction benefits, or from other acquisitions, the largest part of our income growth, 66 per cent, came from organic growth across our businesses."

"To support increased volumes across our businesses, our operating expenses rose by 9 per cent. As a result of the relative movements in income and expenses, we improved our cost:income ratio from 44.0 per cent in 2002 to 42.0 per cent in 2003. We believe that we can improve our efficiency further. To achieve this, we have launched a three-year programme of initiatives across the Group. This programme is being managed in the same way that we managed the NatWest integration. On our current business mix, the planned programme of initiatives would take our cost:income ratio below 40 per cent."

"Over the last year we have completed a number of acquisitions. Each of these acquisitions is consistent with our previously stated strategy. And some acquisitions have been transformational for our divisions. In particular, the acquisition of Churchill means that our new division RBS Insurance, comprising Direct Line and Churchill, is now the second largest general insurer in the UK and the acquisition of First Active has improved significantly Ulster Bank's position in the Republic of Ireland."

"Our /

"Our people are our most important asset and we owe our success to their efforts and dedication. Profit sharing for 2003 (and for the fifth consecutive year), amounted to 10% of salaries: we paid a total of GBP189 million to employees."

"Our approach to remuneration this year is consistent with the practice of other Banks and our previous practice. This is based on paying market competitive rewards related to individual performance. Our overall 2003 pay awards of 3.8% were significantly above inflation and "best in class", that is to say, more than any of our competitors".

"Average earnings of GBP28,400 in RBS are now 10% above the UK average.

We operate a free final salary pension scheme for the majority of our employees-1:7 of 500,000 employees in this type of scheme, in the UK. This boosts our average earnings to GBP34,200 - 20% above the UK average.

Our Employee Opinion Survey to which 83% of staff respond, demonstrated their satisfaction with pay, and was fully 12 percentage points ahead of the UK financial services norm.

It is also relevant to our employees and our relationship with them that we have not transferred any jobs offshore, and have no plans to do so. This differentiates us from the vast majority of our competitors."

"We have a major community investment programme. In 2003, we increased our direct investment by 19% to GBP40 million. To give one example, we have a unique charity giving programme where we double match monthly donations from our employees. In 2003, GBP8.5 million was given to charities supported by our staff through our staff giving and double matching programme."

"At previous meetings, we have mentioned our strength, diversity and flexibility. These are real qualities, evident across the Royal Bank Group. They give us confidence that we can continue to deliver on our promises to shareholders, and provide customers with improved service, with well rewarded and highly motivated staff, while allowing us to make a major contribution to the communities in which we operate. Our commitment to delivering strong organic growth and maintaining efficiency remain unwavering."

"We remain focussed on providing strategic options for the future which will allow us to deliver superior returns to shareholders. In the current year, the performance of the Group remains on track, all our integrations are on track and our businesses continue to perform well."

Forward Looking Statements
This announcement contains forward looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters, such as the Group's future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. The Group assumes no responsibility to update any of the forward looking statements contained in this announcement.

END

Enclosure No. 8

THE ROYAL BANK OF SCOTLAND GROUP plc

In accordance with sections 9.31(a) and 9.32 of the UK Listing Authority rules, The Royal Bank of Scotland Group plc has today submitted to the Document Viewing Facility the circular Letter to Shareholders together with the Form of Election in connection with the offer of shares in lieu of a cash dividend.

29 April 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 April 2004

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat